Rich Goudis	Chief Financial Officer
Herbalife Ltd. P.O. Box 309 GT. Ugland House, South Church St. Grand Cayman, Cayman Islands T 310-410-9600 F 213-765-9809 e-mail: RichG@herbalife.com
January 26, 2009

Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Your Letters Dated December 15, 2008 (the “Follow Up Comment Letter”) and
January 5, 2009 Regarding Herbalife Ltd. (File No. 001-32381)’s
Form 10-K for the Fiscal Year Ended December 31, 2007
(“2007 Form 10-K”)
Dear Ms. Jenkins:
     Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates Staff’s comments as well as the opportunity this process provides to improve the content of the Company’s public filings.
     We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates. For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Follow Up Comment Letter, with Staff’s comment presented in bold italicized text. In response to the Follow Up Comment Letter the Company offers the following response:

Form 10-K for the Fiscal Year Ended December 31, 2007
Management Discussion and Analysis, page 48
Volume Points by Geographic Region, page 48

1	We read your response to prior comment one regarding sales increases by the addition of new sales leaders and the retention of existing sales leaders. However, you have not quantified the increased volumes sold by the addition of new sales leaders. To the extent practicable, quantify the amount of the change that was contributed by each factor. See Section III.D of SEC Release 33-6835. Please expand your discussion on volume points in future filings to provide the clarification included in your response in order to enhance investors’ understanding of your use of volume points and their relationship to sales volume. You state that a change in volume points will generally indicate a roughly corresponding change in total number of sales leaders. However, we note that volume points for Mexico & Central America decreased by 0.8% for the year ended 2007 however, on page 50 the total sales leaders for Mexico & Central America increased by 63%. Please explain. Please supplement your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term. See Section III.A. of SEC Release 33-8350.

Response:

The Company notes the Staff’s comment, and in response thereto, the Company respectfully notes that it is not practicable to quantify the amount of the change in sales volume that was contributed by each factor because we do not routinely measure the change in sales volume related to the addition of new sales leaders or the retention of existing sales leaders. We do not internally report or rely on any correlation between these pieces of information because, as discussed below, the distinction between changes in sales volume attributable to new sales leaders and to previously existing sales leaders is not necessarily meaningful. Because we do not consider the correlation meaningful or informative for internal purposes, we believe disclosing this information would be misleading to investors.

We do not attribute meaning to the distinction between changes in sales volume attributable to the addition of new sales leaders or the retention of existing sales leaders for a number of reasons. Specifically, a new sales leader could quickly become a very active sales leader and generate a significant amount of sales volume either personally or through the development of a sales organization. Alternatively, a new sales leader may make an initial purchase but maintain minimum purchase levels going forward, or never order again. Also, while some previously existing sales leaders may continuously pursue the business, others may be inactive for a period of time and suddenly become reengaged in the business and generate significant sales volume or leave the business entirely. This is due to the very independent nature of our distributors and their personal goals. Since the level of activity of an individual sales leader, whether new or previously existing, cannot be accurately predicted, we do not believe it is instructive to tie trends in sales volume to new versus previously existing sales leaders. We only disclose new supervisor trends in our regional net sales discussions as an indicator of recruiting activity, which can be an indicator of near term market momentum.

As requested, we confirm that we will expand our discussion on volume points in future filings to provide the substance of the clarification included in our letter dated December 10, 2008 (the “Prior Response”) regarding our use of volume points and their relation to sales volume.

We explained in the Prior Response that a change in volume points would roughly correspond to a similar change in the total number of sales leaders, and vice-versa. You have further inquired as to why volume points in Mexico and Central America for 2007 were down slightly (0.8%), while according to the total sales leaders by region table on page 50 of the 2007 Form 10-K, Mexico and Central America’s total sales leaders increased by 63%. We would like to point out that the table disclosing total sales leaders is, as noted in the table, as of the end of February when the requalification and subsequent purge of non-qualifying sales leaders processes have been completed. The number of sales leaders for Mexico and Central America at the end of February 2007 was 62,683. The number of sales leaders at the end of February of 2006 for this region was 38,356 for a year-over-year increase of 63%. Therefore, this increase occurred mostly in calendar year 2006 when volume points in Mexico and Central America increased by 71.4% over the prior year (please see page 60 of the 2007 Form 10-K, Under “Mexico and Central America”), roughly corresponding with the aforementioned increase in sales leaders of 63%. The number of sales leaders for Mexico and Central America at the end of February of 2008 was 62,418, or a decrease of 0.4% from the prior year, roughly corresponding with the decrease in volume points of 0.8% from the prior year. Please note that the requalification and purge processes are not formally completed in time to include the subsequent requalification data in the Form 10-K. The 2008 requalification data is included in the subsequent first quarter Form 10-Q filing.

You have also requested that we supplement our overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the Company’s executives are most focused for both the short and long term. We respectfully note that we have included discussion of certain of these items, those that the Company’s executives are most focused, on page 48 of the 2007 Form 10-K. Specifically, the 2007 Form 10-K discusses “Industry-wide factors that affect us and our competitors,” including “the increasing prevalence of obesity and the aging of the worldwide population, which are driving demand for nutrition and wellness-related products and the recruitment and retention of distributors.” Beyond those factors we believe that many of the biggest challenges and opportunities facing our business are internal within the Company and within our independent distributor force. Page 47 of the 2007 Form 10-K specifically notes these “opportunities and challenges upon which we are most focused,” including “retailing of our products, recruitment and retention of distributors, improving distributor productivity, new markets, further penetrating existing markets including China, globalizing successful distributor methods of operation such as Nutrition Clubs, introducing new products, developing niche market segments and further investing in our infrastructure.” Our independent distributors have thrived in both prosperous countries and in poverty-stricken countries, in both economic expansions and recessions, and both in democracies or in dictatorships, with the common denominator in each case being how motivated and hard working our distributor force is. Therefore the Company’s management generally focuses less on the external factors noted in Section III.A of SEC Release 33-8350, which might impact many other businesses and more on the internal factors referenced above and noted on page 48 of the 2007 Form 10-K, which can be the enablers or obstacles for distributor momentum, and therefore, Company success.

As always these factors are subject to update and change based on the current environment, both internal and external, and as an example, the ongoing worldwide economic crisis could have an impact on our business and we will therefore discuss this issue in the Management’s Discussion and Analysis overview to be included in our Form 10-K for the fiscal year ended December 31, 2008.
* * * * *
     We hope this response has addressed all of Staff’s concerns relating to the Follow Up Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours, HERBALIFE LTD.
By:	/s/ RICHARD P. GOUDIS
Richard P. Goudis
Chief Financial Officer Herbalife Ltd.